UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(1)

                                 LTX Corporation
              ----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   502392 10 3
              ----------------------------------------------------
                                 (CUSIP Number)

                              Robinson Markel, Esq.
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, N.Y. 10022-2585
                                 (212) 940-8967
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 27, 1998
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502392 10 3             Schedule 13D                 Page 2 of 6 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Ando Electric Co., Ltd.

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Japan
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               400,000
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             None
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        400,000
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        None
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      400,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.13%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 502392 10 3             Schedule 13D                 Page 3 of 6 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      NEC Corporation

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Japan
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               400,000
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             None
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        400,000
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        None
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      400,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.13%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 6 Pages

                                  SCHEDULE 13D

Item 1. Security and Issuer.

      This statement relates to the Common Stock, par value $.05 per share, of LTX Corporation, a Massachusetts corporation ("LTX"), with principal offices at LTX Park at University Avenue, Westwood, Massachusetts 02090-2306.

Item 2. Identity and Background.

      The name, business address and principal business of the persons filing this statement are:

      Ando Electric Co., Ltd., 19-7 Kamata, 4-chome, Ota-ku, Tokyo 144 Japan ("Ando"). Ando is a Japanese corporation which manufactures and sells optical fiber and digital communications measuring instruments and test systems.

      NEC Corporation, 7-1, Shiba 5-chome, Minato-ku, Tokyo 108-01 Japan ("NEC"). NEC is a Japanese corporation which manufactures and sells electronic products worldwide, primarily communications systems and equipment, computer and industrial electron systems, and electron devices.

      The executive officers and directors of Ando are:

      Sho Nakanuma, Chairman of the Board
      Masao Motohashi, President
      Yoshiaki Kuzushima, Executive Vice President

      The executive officers and directors of NEC are:

      Hisashi Kaneko, President
      Seijiro Yokoyama, Senior Executive Vice President
      Hajime Sasaki, Senior Executive Vice President
      Tatsuo Sakairi, Senior Executive Vice President
      Kouji Nishigaki, Executive Vice President
      Masami Shinozaki, Executive Vice President
      Hirokazu Akiyama, Executive President
      Yoshi Takayama, Executive President
      Masato Chiba, Executive Vice President
      Mineo Sugiyama, Executive Vice President
      Eiichi Yoshikawa, Senior Vice President
      Shigeo Matsumoto, Senior Vice President
      Hiroshi Shiba, Senior Vice President
      Yoshio Omori, Senior Vice President
      Kazuhiko Kanou, Senior Vice President
      Yukihiko Baba, Senior Vice President
      Kanji Sugihara, Senior Vice President
      Iwao Shinohara, Senior Vice President
      Kaoru Tosaka, Senior Vice President

                                                               Page 5 of 6 Pages


      In the case of each executive officer and director listed above pursuant to General Instruction C, their positions above constitute their principal occupation and employment, and their business address is c/o Ando or NEC, as appropriate. Each is a citizen of Japan.

      None of the reporting persons or the other persons or the other persons listed pursuant to General Instruction C has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any of them being subjected to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      On April 20, 1998, Ando and LTX signed an agreement under which Ando paid LTX $10,000,000 from working capital funds and surrendered to LTX 1,600,000 of the 2,000,000 shares formerly represented by the Common Stock purchase warrant whose receipt by Ando was the subject of the initial filing of Schedule 13D. The payment and share surrender was made in consideration of the grant of rights described in Item 4. As a result of that transaction, Ando's holding of Common Stock was reduced to 400,000 shares.

Item 4. Purpose of Transaction.

      The purpose of the transaction was the acquisition of certain sales, manufacturing and marketing rights in Japan with respect to LTX's new Fusion equipment line.

      None of the reporting persons has any plans or proposals which relate to or which would result in any of the actions described in subparagraphs (a) through (j) inclusive of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

  (a) Ando holds 400,000 shares, constituting 1.13% of the Common Stock.

      NEC, which holds 50.03% of Ando's outstanding shares, may be deemed to beneficially own the Common Stock owned by Ando.

      Neither Ando nor NEC plans to file any further amendments to Schedule 13D.

      Percentages are based on 35,508,736 shares of LTX Common Stock outstanding as of October 1, 1998, as reported on Form 10-K for the year ended July 31, 1998.

                                                               Page 6 of 6 Pages


  (b) Ando has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Stock of which it is beneficial owner. NEC, by virtue of its position as the controlling stockholder of Ando may be deemed to share such power with Ando.

      Pursuant to Section 240.13d-4, NEC disclaims beneficial ownership of the Common Stock owned by Ando, and the filing of this Schedule 13D on behalf of NEC shall not be construed as an admission that NEC is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such securities.

  (c) There have been no transactions in the Common Stock by the reporting persons.

  (d) Not applicable.

  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      As described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and any other person with respect to the Common Stock or other securities of LTX.

Item 7. Material to be Filed as Exhibits.

      None.

                                   Signatures

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this instrument is true, complete and correct.

Dated: November 23, 1998

NEC Corporation                               Ando Electric Co., Ltd.


By: /s/ H. Kaneko                             By: /s/ M. Motohashi
    --------------------------                    ------------------------------
Name: Hisashi Kaneko                          Name: Masao Motohashi
Title: President                              Title: President